IF BANCORP, INC.

201 East Cherry Street

Watseka, Illinois 60970

May 11, 2011

VIA FACSIMILE AND EDGAR

(202) 772-9216

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IF Bancorp, Inc.

Registration Statement on Form S-1 (Registration No. 333-172843)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

IF Bancorp, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1, as amended, be declared effective at 12:00 noon on May 13, 2011, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Alan D. Martin
Alan D. Martin
President and Chief Executive Officer
(Duly Authorized Representative)